Exhibit 99.4

RISK FACTORS

An investment in our American Depositary Shares (ADSs) involves a high degree of risk. You should carefully consider the following risk factors, together with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 16, 2020, before deciding whether to invest in our ADSs. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our ADSs could decline, and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations and price of our ADSs. You should consider all of the risk factors described when evaluating our business.

Risks Related to our ADSs

The price of our ADSs may be volatile and may fluctuate due to factors beyond our control.

The trading market for publicly traded emerging biopharmaceutical and drug discovery and development companies has been highly volatile and is likely to remain highly volatile in the future. The stock market in general and the market for biopharmaceutical and drug discovery and development companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The recent outbreak of COVID-19, for example, has negatively affected the stock market and investor sentiment and has resulted in significant volatility. The market price of our ADSs may fluctuate significantly due to a variety of factors, including:

•	Positive or negative results from, or delays in, testing and clinical trials by us, collaborators or competitors;

•	Technological innovations or commercial product introductions by us or competitors;

•	Changes in government regulations;

•	Changes in the structure of healthcare payment systems;

•	Developments concerning proprietary rights, including patents and litigation matters;

•	Public concern relating to the commercial value or safety of our product candidates;

•	Financing, collaborations or other corporate transactions;

•	Publication of research reports or comments by securities or industry analysts;

•	General market conditions in the pharmaceutical industry or in the economy as a whole;

•	The loss of any of our key scientific or senior management personnel;

•	The perceived values of our ADSs trading on The Nasdaq Global Market (Nasdaq) relative to one another;

•	Sales of our ADSs or ordinary shares by us, our senior management and board members or holders of our ADSs or our ordinary shares in the future; or

•	Other events and factors, many of which are beyond our control.

These and other market and industry factors may cause the market price and demand for our ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of our ADSs. In addition, the stock market in general, and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past, when the market price of a security has been volatile, holders of that security have sometimes instituted securities class action litigation against the issuer. If any of the holders of our ADSs were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our senior management would be diverted from the operation of our business. Any adverse determination in litigation could also subject us to significant liabilities.

We have incurred and will incur increased costs as a result of operating as a public company in the United States, and our senior management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

Our ADSs began trading on Nasdaq on May 4, 2018 under the trading symbol “ASLN.” As a U.S. public company, we have incurred significant legal, accounting and other expenses that we did not incur previously, and we will incur additional expenses after we no longer qualify as an emerging growth company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Stock Market LLC and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.

However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (Section 404), we will be required to furnish a report by our senior management on our internal control over financial reporting and an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company (EGC) we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law, we conduct substantially all of our operations and all of our directors and executive officers reside outside of the United States.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Ninth Amended and Restated Memorandum and Articles of Association (Articles), the Companies Law (as amended) of the Cayman Islands (Companies Law) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. Similarly, the rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States, and some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies do not have standing to sue before the federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Although our shareholders are permitted by our Articles to request access to our books and records, our directors have discretion under our Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law and the laws applicable to companies incorporated in the United States and their shareholders.

Future sales, or the possibility of future sales, of a substantial number of our ADSs or ordinary shares could adversely affect the price of our ADSs.

Future sales of a substantial number of our ADSs or ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of our ADSs. If any of our large shareholders or members of our management team sell substantial amounts of our securities in the public markets, or the market perceives that such sales may occur, the market price of our ADSs and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

We may sell additional equity or debt securities or enter into other financing arrangements to fund our operations, which may result in dilution to our shareholders and holders of our ADSs and impose restrictions on our business.

In order to raise additional funds to support our operations, we may sell additional equity or debt securities, which could adversely impact our existing shareholders and new investors, as well as our business. The sale of additional equity or debt securities, or a combination of both, would result in the issuance of additional shares capital and dilution to our shareholders and holders of our ADSs.

The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In the event that we enter into collaborations or licensing arrangements to raise capital, we may be required to accept unfavorable terms, including relinquishing or licensing to a third party on unfavorable terms our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves or potentially reserve for future potential arrangements when we might be able to achieve more favorable terms.

Because we do not anticipate paying any cash dividends on our ADSs or ordinary shares in the foreseeable future, capital appreciation, if any, will be your sole source of potential gains and you may never receive a return on your investment.

We have not paid cash dividends in the past on our ordinary shares. We intend to retain earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. As a result, capital appreciation, if any, on our ADSs or ordinary shares will be your sole source of potential gains for the foreseeable future, and you will suffer a loss on your investment if you are unable to sell your ADSs or the underlying ordinary shares at or above the price you pay for our ADSs or ordinary shares. Investors seeking cash dividends should not purchase our ADSs.

Purchasers of our ADSs may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise their right to vote.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try to vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. After we notify the depositary of the agenda for the shareholders’ meeting, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you once they are available. We have agreed to give the depositary at least 35 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement for our ADSs, to the extent we have provided the depositary with at least 35 days’ notice of a proposed meeting, if voting instructions are not timely received by the depositary from you, you shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the shares represented by your ADSs as desired. However, no such instruction shall be deemed given and no discretionary proxy shall be given (a) if we inform the depositary in writing that (i) we do not wish such proxy to be given, (ii) substantial opposition exists with respect to any agenda item for which the proxy would be given or (iii) the agenda item in question, if approved, would materially or adversely affect the rights of holders of shares and (b) unless we have provided the depositary with an opinion of our counsel to the effect that (a) the granting of such discretionary proxy does not subject the depositary to any reporting obligations in the Cayman Islands, (b) the granting of such proxy will not result in a violation of Cayman Islands laws, rules, regulations or permits, (c) the voting arrangement and deemed instruction will be given effect under Cayman Islands laws, rules, regulations and permits and (d) the granting of such proxy will not under any circumstances result in the depositary being treated as the beneficial owner of ADSs under Cayman Islands laws, rules, regulations or permits.

The effect of this discretionary proxy is that, if you fail to give voting instructions to the depositary as to how to vote the ordinary shares underlying your ADSs at any particular shareholders’ meeting, you cannot prevent our ordinary shares underlying your ADSs from being voted at that meeting, absent the situations described above, and it may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy.

Purchasers of our ADSs may not receive distributions on our ordinary shares in the form of ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The depositary for our ADSs has agreed to pay to purchasers of our ADSs the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses and certain taxes. Purchasers of our ADSs will receive these distributions in proportion to the number of our ordinary shares their ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that purchasers of our ADSs may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to ADS holders. These restrictions may have a negative impact on the market value of our ADSs.

Purchasers of our ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

Our corporate affairs are governed by our Articles and by the laws governing Cayman Islands corporations and companies engaging in drug development, marketing and sales businesses, as well as by the common law of the Cayman Islands. Certain rights and responsibilities of our shareholders, ADS holders and members of our board of directors under Cayman law are different from those that apply to a Delaware corporation. For example, Directors of Cayman Islands exempted companies are required to observe certain fiduciary duties. These duties are owed to the Cayman Islands company and include the duty to act in the best interests of the company and the shareholders as a whole. However, the fiduciary duties of a director of a Cayman Islands exempted company may not be the same as the fiduciary duty of a director of a U.S. corporation. In addition, controlling shareholders of U.S. corporations owe fiduciary duties to minority shareholders, while shareholders (including controlling shareholders) of Cayman Islands companies owe no fiduciary duties to either the company or to other shareholders.

Further, the rights of our shareholders to bring shareholders’ suits against us or our board of directors under Cayman Islands law are much more limited than those of shareholders of a U.S. corporation. For example, under Cayman Islands law, a shareholder who wishes to bring a claim against a director would generally need to obtain permission from the courts to bring a derivative action, in the name of the company, against the director. This is because the director of a Cayman Islands exempted company owes duties to the company and not to individual shareholders. As a result, our shareholders may have more difficulty protecting their rights in connection with actions taken by our directors than they would as shareholders of a U.S. corporation. In addition, minority shareholders in a Cayman Islands exempted company have more limited rights than minority shareholders in a U.S. corporation in relation to mergers and similar transactions that the company may carry out. For example, if a merger under the Companies Law involving a Cayman Islands exempted company is approved by the requisite majority of shareholders, a dissenting minority shareholder would have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Such dissenter rights differ substantially from the appraisal rights, which would ordinarily be available to dissenting shareholders of Delaware corporations. Further, if a takeover offer is made to the shareholders of a Cayman Islands exempted company and accepted by holders of 90% of the shares affected, the offeror may require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion. A minority shareholder in this scenario would have no rights comparable to the appraisal rights which would generally be available to a dissenting shareholder of a U.S. corporation in similar circumstances. For a description of the principal differences between the provisions of Cayman law applicable to us and the U.S. Delaware General Corporate Law relating to shareholders’ rights and protections.

We qualify as a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to the Securities Exchange Act of 1934, as amended (Exchange Act) reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our ordinary shares or ADSs. In addition, foreign private issuers are not required to file their annual report on Form 20-F until the date that is four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq listing rules that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards. We intend to continue to follow Cayman Islands corporate governance practices in lieu of certain corporate governance requirements of Nasdaq. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors and more expensive to procure director and officer liability insurance.

We are an EGC and we cannot be certain if the reduced reporting requirements applicable to “emerging growth companies” will make our ADSs less attractive to investors.

We are an EGC as defined in the U.S. Jumpstart Our Business Startups Act of 2012 (JOBS Act). For as long as we continue to be an EGC, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not EGCs, including not being required to comply with the auditor attestation requirements of Section 404, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an EGC. We could be an EGC until December 31, 2023, although circumstances could cause us to lose that status earlier, including if the aggregate market value of our ADSs and ordinary shares held by non-affiliates exceeds $700 million as of the end of our second fiscal quarter before that time, in which case we would no longer be an EGC as of the following December 31st (the last day of our fiscal year). We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the price of our ADSs may be more volatile.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ADSs.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ADSs.

Management is required to assess the effectiveness of our internal controls annually. However, for as long as we are an EGC under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements requiring us to incur the expense of remediation and could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our ADSs and our trading volume could decline.

The trading market for our ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or too few securities or industry analysts provide coverage or if one or more of the analysts who cover us downgrade our ADSs or publish inaccurate or unfavorable research about our business, the price of our ADSs would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our ADSs could decrease, which might cause the price of our ADSs and trading volume to decline.

Our U.S. ADS Holders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if for any taxable year (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average quarterly value of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and capital gains. Based on estimates of our gross income and gross assets (including tangible assets and intangible assets based on the market value of our ordinary shares), and the nature of our business, we do not believe that we were a PFIC for the taxable year ended December 31, 2019; however, we have not yet performed an analysis for our current taxable year. There can be no assurance regarding our PFIC status for any taxable year. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “Material Income Tax Considerations-Material U.S. Federal Income Tax Considerations for U.S. Holders”), and having interest charges apply to distributions by us and the proceeds of share sales and having to comply with certain reporting requirements. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. holders to make qualified electing fund elections if we are classified as a PFIC.

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares (as a result of such person’s ownership of ADSs), such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. Because our group includes one or more U.S. subsidiaries, we expect that certain of our non-U.S. subsidiaries will be treated as controlled foreign corporations (regardless of whether or not we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ADSs.